Kenmar Global Trust (KGT) ended the month of June down
-0.31%. Gains in currencies and stock indices were not enough to off set losses in interest rates. The Net Asset Value per unit of KGT was $99.30 as of July 31, 2005.

                  July 1, 2005        August 1, 2005
                  ------------        --------------
Graham                 30%                  50%
Grinham*               27%                   0%
Transtrend             43%                  50%

July was a solid month for US and global indices, despite a surge in crude oil prices. After falling in June, the Dow gained in July. The technology heavy NASDAQ, which was little changed in June but up for the second quarter, gained in July. The S&P 500, which was also virtually unchanged in June, showed an advance, which represented its largest monthly rally since November 2004. European equity markets turned in positive performances in July in spite of continued, albeit slightly improved, economic numbers and ongoing concerns surrounding the future of the European Union. The German DAX, which gained in the first half of 2005, continued that upward trend. In France, the CAC also rose. The UK showed growing evidence of a weakening economy and experienced a horrible series of terror attacks. However, that did not stop the FTSE from gaining 169 points to 5,282 as it extended its rally. Indications of lower interest rates and the securing of the 2012 Olympics were among the positive developments. Not surprisingly, oil and oil related issues were Europe's best performers. In Asia, the results were mostly positive. In Japan, the Nikkei was profitable for July. Japanese economic data showed slight improvement, featuring a drop in the unemployment rate.

In fixed income markets, the outlook for the Federal Reserve shifted in July from a general belief that the Fed may delay future interest rate increases to a belief that at least two and possibly three additional interest rate hikes were anticipated. After increasing rates 25 points on June 30, comments from Chairman Greenspan and other FOMC members made it clear that the Fed is not about to imminently deviate from its policy of "measured" 25 point rate hikes. In general, economic data in July indicated that the economy is rebounding in the third quarter 2005 from a slower second quarter pace which was mostly hampered by inventories.

The US dollar had strong gains against the Japanese yen, euro and British pound during the first three weeks of July, a pattern that was reversed as July concluded. The pattern of global interest rates, which clearly favors the dollar, has been a prominent factor, but that seems to have been mostly discounted as the market anticipates the likelihood of at least three additional 25 point increases from the Federal Open Market Committee. The Bank of England is expected to cut rates, possibly as soon as August, with UK economic data continuing to show evidence of a weakening pattern. The European Central Bank held rates unchanged, and earlier suggestions that they might lower rates by year's end, have been mostly dismissed. Among other currencies, the Australian dollar followed June's gain with an additional advance in July. Strength in industrial commodities was again supportive. Similarly, the Canadian dollar advanced in July. The South African rand, which had been very weak during the first half of 2005, recovered some ground as it rallied but it is still off year-to-date after a strong 2004 performance.

Commodity indices turned in a buoyant July with gains in petroleum, natural gas, copper, soybeans, cotton and sugar featured. Coffee and hogs lagged with modest losses. The Dow Jones AIG Index rose 4.22%, bringing its YTD advance to 9.43%. Coffee represents the weakest YTD performer. The CRB Index followed a similar pattern, with particular strength in the second half of July.

                               KENMAR GLOBAL TRUST
                           Unaudited Account Statement
                       For the Month Ending July 31, 2005



DEAR INTEREST HOLDER:
ENCLOSED IS THE REPORT FOR THE PERIOD OF JULY 31, 2005 FOR KENMAR GLOBAL TRUST. THE NET ASSET VALUE OF AN INTEREST AS OF JULY 31, 2005 WAS $99.30, A DECREASE OF -0.31% FROM THE JUNE 30, 2005 VALUE OF $99.61. THE CALENDAR YEAR-TO-DATE RETURN FOR KENMAR GLOBAL TRUST WAS A DECREASE OF -8.09% AS OF JULY 31, 2005.



                            STATEMENT OF INCOME(LOSS)


Trading Income (Loss)
Realized Trading Gain/(Loss)                                       $126,238.48
Change in Unrealized Gain/(Loss)                                   ($20,541.71)
Gain/(Loss) on Other Investments                                     $9,911.60
Brokerage Commission                                               ($63,238.98)
                                                     --------------------------
Total Trading Income                                                $52,369.39

EXPENSES
Audit Fees                                                           $4,000.00
Administrative and Legal Fees                                        $7,425.03
Management Fees                                                     $79,409.77
Offering Fees                                                       $12,325.00
Incentive Fees                                                      $45,309.94
Other Expenses                                                           $0.00
                                                     --------------------------
Total Expenses                                                     $148,469.74

INTEREST INCOME                                                     $43,286.34

NET INCOME(LOSS) FROM THE PERIOD                                   ($52,814.01)
                                                     ==========================


              STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)


Beginning of Month                             $17,117,851.81
Addition                                                $0.00
Withdrawal                                     ($1,034,031.66)
Net Income/(Loss)                                 ($52,814.01)
                                    --------------------------
Month End                                      $16,031,006.14

Month End NAV Per Unit                                 $99.30

Monthly Rate of Return                                 -0.31%
Year to Date Rate of Return                            -8.09%

For account inquiries, please contact Preferred Investment Solutions Corp. Client Services at (203)861-1025.

        To the best of our knowledge and belief, the information above is accurate and complete:



/s/ Kenneth A. Shewer                                 /s/ Marc S. Goodman
Kenneth A. Shewer, Chairman                           Marc S. Goodman, President

      Preferred Investment Solutions Corp., Managing Owner of
        Kenmar Global Trust